Exhibit 99.9

Stock Option Plan

(June 2021)

Field Trip Health Ltd. (Field Trip) hereby adopts this Stock Option Plan (Plan) for certain Employees, Directors and Consultants of Field Trip and/or its Affiliates.

ARTICLE 1 - PURPOSE

1.1 Purpose. The purpose of the Plan is to attract and retain Employees, Directors and Consultants of Field Trip and/or its Affiliates, and to ensure that interests of key Persons are aligned with the success of Field Trip and its Affiliates.

ARTICLE 2 - INTERPRETATION

2.1	Definitions. In this Plan, the following terms have the following meanings:

$ or Dollars means the lawful currency of Canada except where explicitly set forth to the contrary;

Affiliate means, with respect to any Person, any entity that is an affiliate for the purposes of National Instrument 45-106 — Prospectus Exemptions, as amended from time to time;

Applicable Withholding Taxes means any and all taxes and other source deductions or other amounts which Field Trip or any of its Affiliates is required by law to withhold from any amounts to be paid or credited hereunder;

Blackout Period means a period of time during which: (i) the trading guidelines of Field Trip, as amended or replaced from time to time, restrict one or more Optionees from trading in securities of Field Trip; or (ii) Field Trip has determined that one or more Optionees may not trade any securities of Field Trip, in each case, excluding any period during which a regulator has halted trading in Field Trip’s securities;

Blackout Period Expiry Date means the date on which a Blackout Period expires;

Board means the board of directors of Field Trip;

Cause means with respect to any Optionee, (a) in the case where there is an employment or service agreement in effect between Field Trip or one of its Affiliates and the Optionee that defines cause (or words of like import) as applicable to the Optionee, cause as defined under such agreement; or (b) in the case where there is no such agreement in effect:

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(i)	theft, fraud, dishonesty or misconduct by the Optionee involving the property, business or affairs of Field Trip or any of its Affiliates or the carrying out of the Optionee’s duties to Field Trip or any of its Affiliates;

(ii)	any material breach or non-observance by the Optionee of any term of any employment or service agreement between the Optionee and Field Trip or any of its Affiliates, this Plan or any non-competition, non-solicitation, confidentiality or intellectual property covenants between the Optionee and Field Trip or any of its Affiliates;

(iii)	the material failure by the Optionee to perform his or her duties with or for Field Trip or any of its Affiliates provided that the Optionee has been given notice in writing thereof and a reasonable period in which to rectify such failure;

(iv)	the failure of the Optionee to comply with his or her fiduciary duties to Field Trip or any of its Affiliates (if any); or

(v)	the Optionee’s conviction of, or plea of guilty or no contest to, a criminal offence, felony, or a crime or offence involving moral turpitude;

Change in Control means: (i) a direct or indirect sale or disposition, in any single transaction or series of related transactions, of all or substantially all of the consolidated assets of Field Trip and its subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis being held by a Third Party Purchaser, its Affiliates and any other Person acting jointly or in concert with the Third Party Purchaser; provided that, prior to such sale, such Persons did not hold, in the aggregate, a majority of the Common Shares (or other voting securities of Field Trip) on a fully diluted basis; (iii) a merger, consolidation, recapitalization or reorganization of Field Trip with or into a Third Party Purchaser that results in the inability of the holders of Common Shares immediately prior to the merger, consolidation, recapitalization or reorganization to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company; or (iv) any additional event that the Board reasonably determines is a Change in Control; provided, that, notwithstanding the foregoing, to the extent necessary to comply with Code Section 409A with respect to the payment of deferred compensation to any U.S. Taxpayer, Change in Control shall be limited to a change in control event as defined in Treasury Regulations Section 1.409A-3(i)(5) prescribed pursuant to Code Section 409A;

Code means the U.S. Internal Revenue Code of 1986, as amended;

Common Shares means the class A common shares in the capital of Field Trip;

Consultant means an individual consultant or a consultant entity, other than an Employee or Director, that:

(i)	is engaged to provide services on a bona fide basis to Field Trip or any of its Affiliates, other than services provided in relation to a distribution of securities of Field Trip or any of its Affiliates;

(ii)	provides the services under a written contract with Field Trip or any of its Affiliates; and

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(iii)	spends or will spend a significant amount of time and attention on the affairs and business of Field Trip or any of its Affiliates,

and includes, (i) for an individual consultant, (A) a company of which the individual consultant is an employee or shareholder, or (B) a partnership of which the individual consultant is an employee or partner, and (ii) for a consultant that is not an individual, an employee or director of the consultant, provided that the individual employee or director spends or will spend a significant amount of time and attention on the affairs and business of Field Trip or any of its Affiliates;

Director means a member of the Board from time to time who is not an Employee;

Employee means (subject to any applicable securities laws) a full-time or part-time employee of Field Trip or any of its Affiliates;

Employer means, with respect to an Optionee, Field Trip or applicable Affiliate thereof that employs or engages the Optionee or employed or engaged the Optionee immediately prior to the relevant time;

Exchange means the Toronto Stock Exchange or, if the Common Shares are not then listed on the Toronto Stock Exchange, such other principal market on which the Common Shares are then listed and posted for trading;

Fair Market Value means with respect to a Common Share, as of any date, the closing price of the Common Shares on the Exchange on the last trading day immediately preceding the applicable date or, if the Common Shares are not then readily tradable on an established securities market, the fair market value of such Common Shares as determined by the Board (by the reasonable application of a reasonable valuation method) and consistent with the principles of Code Sections 409A, 422 and 424 in the case of an Option granted to or held by a

U.S. Taxpayer;

Grant Date means, for any Option, the date the Board grants the Option;

Grant Resolution means the applicable resolution of the Board authorizing and approving any Option grant;

Incentive Stock Option means an option that meets the requirements of Code Section 422 or any successor provision and is designated as such by the Board in the applicable Grant Resolution;

Insider has the meaning given to such term in the policies of the Exchange

Intrinsic Value means, with respect to an Option (or relevant portion thereof), an amount equal to the product of (i) the number of Common Shares subject to such Option (or relevant portion thereof) and (ii) the excess, if any, of the Fair Market Value of a Common Share as of the applicable date of determination over the Option Price (and, for avoidance of doubt, if there is no such excess, then the Intrinsic Value shall be zero);

Non-Qualified Stock Option means an option that is not intended to be or does not meet the requirements of an Incentive Stock Option. Any Option granted by the Board that is not designated as an Incentive Stock Option in the applicable Grant Resolution will be a Non- Qualified Stock Option;

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Notice has the meaning set forth in Section 6.2;

Option means the right to purchase Common Shares granted under the Plan pursuant to the terms and conditions determined in the Grant Resolution and set forth in an Option Agreement;

Option Agreement means an agreement between Field Trip and an Employee, Director or Consultant evidencing the grant of an Option and the terms and conditions of such Option in the form of Schedule A hereto or such other form(s) as may be approved by the Board from time to time;

Option Price means the purchase price per Optioned Share determined in accordance with Section 4.4;

Optioned Shares means the Common Shares which may be or actually are purchased by an Optionee pursuant to an Option;

Optionee means an Employee, Director or Consultant who holds Options granted under the Plan pursuant to an Option Agreement;

Parent Corporation has the meaning set forth in Code Section 424(e) or any successor provision;

Person means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

Plan means this Stock Option Plan, as may be amended or restated from time to time;

Shareholder means a holder of Common Shares;

Subsidiary Corporation has the meaning set forth in Code Section 424(f) or any successor provision;

Termination Date means: (i) in respect of an Optionee who is a Director or Consultant, the date the Optionee ceases to be a Director or Consultant for any reason, as applicable; and (ii) in respect of an Optionee who is an Employee, the Optionee’s last day of active employment with his or her Employer (other than in connection with the Optionee’s transfer of employment to an Affiliate of his or her Employer); in each case, regardless of whether the Optionee’s employment or engagement with Field Trip or any of its Affiliates is terminated with or without Cause, lawfully or unlawfully, and does not include any period of statutory, contractual, common law, civil law or other notice of termination of employment or engagement or any period of salary continuance, severance or deemed employment or other damages paid or payable to the Optionee in respect of the termination of employment or engagement, whether pursuant to an employment agreement, service agreement or other agreement or at law;

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Third Party Purchaser means any Person who is not an Affiliate of Field Trip and is the acquirer in connection with a Change in Control; and

U.S. Taxpayer means any Optionee who is a United States citizen or United States resident alien as defined for purposes of Section 7701(b)(1)(A) of the Code or for whom an Option is otherwise subject to taxation under the Code; provided, that an Optionee shall be a U.S. Taxpayer solely with respect to those affected Options.

2.2	Interpretation.

Any reference in this Plan to gender shall include all genders, and words importing the singular number only shall include the plural and vice versa. The division of the Plan into Articles and Sections and the insertion of headings are for reference purposes only and shall not affect the interpretation of the Plan. Whenever the Board is entitled to exercise discretion in the administration of the Plan, the term “discretion” means the sole and absolute discretion of the Board. Unless otherwise indicated, any reference in the Plan to an Article or Section refers to the specified Article or Section of the Plan.

2.3	Administration.

This Plan shall be administered by the Board, which shall have full authority to administer this Plan, including the authority to: (i) grant Options to Employees, Directors and Consultants; (ii) determine the Option Price, vesting schedule, term, limitations, intended tax treatment, restrictions and conditions applicable to Options; (iii) interpret and construe the Plan; (iv) subject to the rules of the Exchange, waive or amend any vesting conditions or vesting schedule; (v) establish, amend and rescind any rules and regulations relating to the Plan; and (v) make any other determinations that the Board deems necessary or desirable for the administration of the Plan; subject in all cases to compliance with regulatory requirements. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan, in the manner and to the extent the Board deems, in its discretion, necessary or desirable. All actions taken and all interpretations and determinations made by the Board in good faith shall be final and conclusive and shall be binding on the Optionees and Field Trip. No member of the Board shall be personally liable for any action taken or determination or interpretation made in good faith in connection with this Plan and all members of the Board shall, in addition to their rights as directors of Field Trip, be fully protected, indemnified and held harmless by Field Trip with respect to any such action taken or determination or interpretation made. The appropriate officers of Field Trip are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary or desirable for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of Field Trip. This Plan shall be administered in accordance with the rules and policies of the Exchange by the Board so long as the Common Shares are listed on the Exchange.

2.4	Delegation to Committee.

All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be exercised by a committee of the Board comprised of not fewer than three directors of Field Trip, who shall satisfy such additional securities law and exchange-rule requirements as may be determined by the Board from time to time.

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ARTICLE 3 - SHARES RESERVED FOR ISSUANCE

3.1	Shares Reserved for Issuance.

Subject to any adjustment pursuant to Section 10.1: the maximum number of Common Shares reserved for issuance under the Plan pursuant to Options not intended as Incentive Stock Options shall be 15% of the issued and outstanding Common Shares from time to time, on a non-diluted basis; of which the maximum number of Common Shares reserved for issuance under the Plan pursuant to Incentive Stock Options is 7,500,000. Common Shares in respect of Options that have been exercised, cancelled, surrendered or terminated or that expire without being exercised shall again be available for issuance under the Plan.

If the Board authorizes the assumption or substitution under this Plan, in connection with any merger, consolidation, acquisition of property or stock, or reorganization, of awards granted under another plan, such assumption or substitution shall not reduce the maximum number of Common Shares available for issuance under this Plan, and, as deemed necessary by the Board, such assumed or substituted awards shall be subject to terms and conditions that may vary from those otherwise imposed under this Plan, all subject to applicable law and exchange rules.

3.2	No Fractional Shares.

No fractional Common Shares shall be issued under the Plan (including as a result of any adjustment made pursuant to Article 10), and an Optionee shall have no right to payment or other consideration in respect of a fractional Common Share the right to which is forfeited as a result of this provision.

ARTICLE 4 - GRANT OF OPTIONS AND RIGHTS OF OPTIONEES

4.1	Grant of Options.

The Board may, at any time and from time to time, grant Options to such Employees, Directors and Consultants as it may select for the number of Optioned Shares that it shall designate, subject to the provisions of this Plan, and provided that the total number of Common Shares subject to and acquired upon exercise of Options shall not at any time exceed the maximum set forth in Section 3.1. The grant of an Option to an Optionee at any time shall neither entitle such Optionee to receive, nor preclude such Optionee from receiving, a subsequent grant of an Option.

The Board shall make all necessary or desirable determinations regarding the granting of Options and may take into consideration the present and potential contributions of a particular Employee, Director or Consultant to the success of Field Trip and its Affiliates and any other factors which it may deem proper and relevant.

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4.2	Incentive Stock Options

The following provisions will apply only to Incentive Stock Options granted under the Plan:

(a)	No Incentive Stock Option may be granted to any Employee, Director or Consultant who, at the time such Option is granted: (i) is not an employee of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip; or (ii) owns securities possessing more than 10% of the total combined voting power of all classes of securities of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip, except that with respect to provision (ii) hereof, such an Option may be granted to an employee if, at the time the Option is granted, the Option Price is at least 110% of the Fair Market Value of the Common Shares subject to the Option, and the Option by its terms is not exercisable after the expiration of five years from the applicable Grant Date.

(b)	To the extent that the aggregate Fair Market Value of the Common Shares with respect to which Incentive Stock Options (without regard to this Section 4.2(b)) are exercisable for the first time by any individual during any calendar year (under all plans of Field Trip or any Parent Corporation or Subsidiary Corporation of Field Trip) exceeds US$100,000 (such Fair Market Value to be determined as of the Grant Date of the respective Incentive Stock Options), such Options will be treated as Non-Qualified Stock Options. This Section 4.2(b) will be applied by taking Options into account in the order in which they were granted. If some but not all Options granted on any one day are subject to this Section 4.2(b), then such Options will be apportioned between Incentive Stock Option and Non-Qualified Stock Option treatment in such manner as the Board will determine.

(c)	No Incentive Stock Option shall be granted more than 10 years from the date the Plan is adopted or the date the Plan is approved by shareholders, whichever is earlier. Notwithstanding that the Plan shall be effective when adopted by the Board, no Incentive Stock Option granted under the Plan may be exercised until the Plan is approved by Field Trip’s shareholders, and if such approval is not obtained within 12 months after the date of the Board’s adoption of the Plan, then all Incentive Stock Options previously granted shall terminate for no consideration and shall cease to be outstanding, and, further, the Board shall obtain shareholder approval within 12 months before or after any material amendment to the Plan (including any increase in the total number of Common Shares that may be issued as Incentive Stock Options under the Plan or any change in the class of employees eligible to receive Incentive Stock Options under the Plan).

(d)	“Disability” of a holder of an Incentive Stock Option shall mean “permanent and total disability” as defined under Section 22(e)(3) of the Code. If the holder of an Incentive Stock Option ceases to be employed by Field Trip and all applicable Parent Corporations and Subsidiary Corporations other than by reason of death, his or her Incentive Stock Options shall be eligible for treatment as such only if exercised (i) no later than 12 months following such termination if due to Disability or (ii) no later than three months following such termination if due to any other reason. By accepting an Option granted as an Incentive Stock Option under this Plan, a U.S. Taxpayer agrees to notify Field Trip in writing promptly after the U.S. Taxpayer disposes of any Common Shares acquired pursuant to the exercise of such Option if the disposition occurs on or before the later of (A) the second anniversary of the grant date and (B) the first anniversary of the exercise of the Option (or the first anniversary of the date of vesting of such Option-acquired Common Shares, if initially subject to a substantial risk of forfeiture), such notification to include the date and terms of the disposition and such other information as Field Trip may reasonably require. The following shall be prohibited with respect to an Incentive Stock Option absent disclosure of potential United States federal income tax consequences to the Optionee affected thereby: (x) net exercise (pursuant to Section 6.2 hereof); (y) exercise while unvested; and (z) modification of an outstanding Incentive Stock Option in such a manner as would provide an additional benefit to the holder, including a reduction of the Exercise Price or extension of the Option expiration date.

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(e)	The maximum number of Options that may be granted under this Plan to Insiders of Field Trip is limited such that the number of Common Shares issued from treasury to Insiders within a one-year period, or issuable to Insiders at any time, under the Plan and any other security compensation arrangements, shall not exceed 10% of the number of Common Shares then outstanding.

4.3	Option Agreement.

Each Option granted by the Board shall be evidenced by an Option Agreement between the Optionee and Field Trip in the form attached as Schedule A or such other form(s) as may be approved by the Board from time to time. Each Option Agreement shall specify the number of Optioned Shares, the Option Price, and the terms and conditions of the Option as specified in the Grant Resolution.

4.4	Option Price.

The Option Price per Optioned Share at the time any Option is granted shall be the greater of:

(a)	the Fair Market Value of the Common Shares on the Grant Date; and

(b)	the closing price of the Common Shares on the Exchange on the Grant Date, if applicable.

4.5	Prohibition on Transfer, Assignment or Pledge of Options.

Options are personal to the Optionee. No Optionee may deal with any Option or any interest in it or transfer or assign any Option held by the Optionee, except in the event of death or incapacity, where an Option may be transferred to the Optionee’s heirs, executors, administrators, trustees, personal legal representatives or the like, subject to all the terms of the Plan and applicable Option Agreement, which shall be binding upon them; provided, that an Incentive Stock Option shall not be transferable by an Optionee otherwise than by will or the laws of descent and distribution, and may be exercised during the Optionee’s lifetime only by the Optionee. A purported transfer or assignment of any Option in any other circumstances will not be valid, and Field Trip will not issue any Common Shares upon the attempted exercise of any such improperly transferred or assigned Option. An Optionee may not mortgage, hypothecate, pledge or grant a security interest in any Option.

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ARTICLE 5 - VESTING

5.1	Vesting Specified in the Option Agreement.

The Option Agreement shall specify the date or dates upon which an Optionee’s right to purchase the Optioned Shares shall vest (including subject to the attainment of certain financial results or other performance criteria). The Board shall have the discretion to provide for early vesting of any Option or Options.

ARTICLE 6 - EXERCISE OF OPTIONS

6.1	Exercise of Options.

Options shall be exercisable in the manner determined in the Grant Resolution and set forth in the Option Agreement (subject to acceleration by the Board) as to all or any lesser number of the Optioned Shares in respect of which the Optionee’s right to purchase Optioned Shares has vested.

6.2	Exercise Procedure.

Options shall be exercised by written notice to Field Trip specifying the number of Optioned Shares in respect of which such Option is then being exercised (the “Notice”), and such Notice shall include payment in full of the applicable Option Price and any Applicable Withholding Taxes by way of cash or by certified cheque, bank draft, money order or wire transfer payable to Field Trip or by such other means as may be specified from time to time by Field Trip.

Subject to the approval of the Board, an Optionee may exercise any Option on a cashless basis. In such event, an Optionee may file a Notice in a form satisfactory to Field Trip and elect to surrender a number of vested Options in exchange for an amount equal to (i) the aggregate Fair Market Value of the Optioned Shares underlying the vested Options being surrendered, minus (ii) the aggregate Option Price of the Optioned Shares underlying the vested Options being surrendered, minus (iii) any Applicable Withholding Taxes. Field Trip shall satisfy the payment of such amount by issuing to the Optionee such number of Common Shares (rounded down to the nearest whole number) with an aggregate Fair Market Value equal to such amount. Employees in the United States are hereby notified that utilizing the cashless exercise feature may result in negative tax consequences for both Incentive Stock Options and Non- Qualified Stock Options.

Subject to the approval of the Board, an Optionee may exercise any Option pursuant to a broker-assisted cashless exercise, whereby the Optionee shall elect on the Notice to receive:

(a)	an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Common Shares underlying the Options by a securities dealer designated by Field Trip, less the aggregate Option Price, any Applicable Withholding Taxes, and any transfer costs charged by the securities dealer to sell the Common Shares;

(b)	an aggregate number of Common Shares that is equal to the number of Common Shares underlying the Options minus the number of Common Shares sold in the capital markets by a securities dealer designated by Field Trip as required to realize cash proceeds equal to the aggregate Option Price, any Applicable Withholding Taxes and any transfer costs charged by the securities dealer to sell the Common Shares; or

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(c)	a combination of (a) and (b).

6.3	Issuance of Shares.

Following the exercise of the Option, Field Trip shall take all actions necessary to issue fully paid and non-assessable Optioned Shares to the Optionee, following which the Optionee shall have no further rights, title or interest with respect to such Option. The obligation of Field Trip to issue and deliver any Common Shares in accordance with this Plan shall be subject to any necessary approval of any stock exchange or regulatory authority having jurisdiction over the securities of Field Trip. If any Common Shares cannot be issued to any Optionee upon the exercise of an Option for whatever reason, the obligation of Field Trip to issue such Common Shares shall terminate, and any Option Price paid to Field Trip in respect of the exercise of such Option shall be returned to the Optionee.

ARTICLE 7 - EXPIRATION AND TERMINATION

7.1	Expiry of Options.

The Board will, at the time the Option is granted, determine the date(s) upon which an Option will expire, which date(s) cannot be greater than 10 years from the Grant Date. On the expiry of an Option, the Option will be null, void and of no effect. Notwithstanding the foregoing, if the expiration date of an Option falls within a Blackout Period or within ten days after a Blackout Period Expiry Date, the expiration date of the Option will be the date which is ten business days after the Blackout Period Expiry Date.

7.2	Termination.

Options that are not vested as of the Optionee’s Termination Date for any reason shall automatically terminate on the Termination Date, and no amount shall be payable to the Optionee in respect thereof as compensation, damages or otherwise.

In the event an Optionee ceases to be an Employee, Director or Consultant other than as a result of a termination for Cause or the Optionee’s death, then unless otherwise provided in the Grant Resolution, the Optionee may, within 90 days after the Optionee’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Optionee’s vested Options in accordance with Article 6. At the end of such 90-day period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.

In the event an Optionee ceases to be an Employee, Director or Consultant as a result of the Optionee’s death, then unless otherwise provided in the Grant Resolution, the legal representative of the Optionee’s estate may, within one year after the Optionee’s Termination Date, or such shorter period as is remaining in the term of the Options, exercise the Optionee’s vested Options in accordance with Article 6. At the end of such one-year period or such shorter period as is remaining in the term of the Options, the unexercised Options shall automatically terminate, be forfeited for no consideration and be of no further force or effect.

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In the event an Optionee ceases to be an Employee, Director or Consultant as a result of being terminated for Cause, all Options that are held by such Optionee, whether vested or unvested, shall automatically terminate on the Termination Date, and no amount shall be payable to the Optionee in respect thereof as compensation, damages or otherwise.

ARTICLE 8 - CHANGE IN CONTROL

8.1	Change in Control.

In the event of a Change in Control, except as otherwise provided in the Grant Resolution, the Board shall provide for the treatment of each outstanding Option as it determines in its sole discretion, which treatment need not be uniform for all Optionees and/or Options and which may include, without limitation, one or more of the following:

(a)	(i) continuation of such Option or (ii) conversion of such Option into, or substitution or replacement of such Option with, an award with respect to shares of the successor corporation (or a parent or subsidiary thereof) with substantially equivalent terms and value as such Option (which value as of immediately following such Change in Control shall not exceed the Intrinsic Value of such Option as of immediately prior to such Change in Control), effected in accordance with Code Sections 409A and 424 to the extent applicable; and/or

(b)	acceleration of the vesting and the right to exercise such Option as of immediately, or during a specified period, prior to such Change in Control, and the termination of such Option to the extent such Option is not timely exercised.

For purposes of the application of this Section 8.1 to any outstanding Option, if such Option is subject to performance criteria, the level of attainment of such criteria shall be determined by the Board in its sole discretion, including, without limitation, by deeming such criteria attained at the applicable target or maximum level regardless of actual performance, or measuring the attainment of such criteria based on actual performance through such Change in Control or a specified date prior thereto.

ARTICLE 9 - SHAREHOLDER RIGHTS

9.1	Shareholder Rights.

An Optionee shall have no rights whatsoever as a shareholder in respect of any of the Optioned Shares (including any right to vote or to receive dividends or other distributions therefrom), unless and only to the extent that the Optionee shall from time to time duly exercise an Option and become a Shareholder.

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ARTICLE 10 - CERTAIN ADJUSTMENTS

10.1	Adjustment in the Number of Shares.

In the event of any corporate event or transaction involving Field Trip or an Affiliate (including, but not limited to, a change in the Common Shares of Field Trip or the capitalization of Field Trip), such as a merger, consolidation, reorganization, recapitalization, separation, stock dividend, stock split, reverse stock split, split-up, spin-off, combination of shares, exchange of shares, dividend in kind, extraordinary cash dividend, amalgamation or other like change in capital structure (other than normal cash dividends to shareholders of Field Trip), or any similar corporate event or transaction, the Board, to prevent dilution or enlargement of Optionees’ rights under the Plan, shall substitute or adjust, in its sole discretion: (i) the number and kind of shares or other securities that may be granted pursuant to Options; (ii) the number and kind of shares or other securities subject to outstanding Options; (iii) the Option Price applicable to outstanding Options; and/or (iv) other value determinations (including performance conditions) applicable to the Plan or outstanding Options; provided, however, that no adjustment will obligate Field Trip to issue or sell fractional securities. All adjustments shall be made in good-faith compliance with paragraph 7(1.4)(c) of the Income Tax Act (Canada), Code Section 409A and/or Code Section 424, as applicable. For the avoidance of doubt, the purchase of Common Shares or other equity securities of Field Trip by a shareholder of Field Trip or by any third party from Field Trip shall not constitute a corporate event or transaction giving rise to an adjustment pursuant to this Section 10.1.

ARTICLE 11 - GENERAL

11.1	Notice.

Any notice required or permitted to be given hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or telecopied and addressed to the recipient, and if to Field Trip, at its principal office, and if to the Optionee, at the address indicated in the Option Agreement or at the Optionee’s last known address shown in the records of Field Trip or any Affiliate. It is the responsibility of the Optionee to advise Field Trip of any change in address, and neither Field Trip nor any Affiliate shall have any responsibility for any failure by the Optionee to do so. Any Optionee may change his or her address from time to time by notice in writing to Field Trip. Field Trip shall give written notice to each Optionee of any change of Field Trip’s address. Any such notice shall be effective, if delivered, on the date of delivery and, if sent by facsimile, on the day following receipt of the facsimile.

11.2	No Special Rights.

No Optionee shall be induced to acquire or exercise Options by expectation of employment, engagement or service or continued employment, engagement or service. Nothing contained in the Plan or by the grant of any Options shall confer upon any Optionee any right with respect to employment, engagement or service or in continuance of employment, engagement or service with Field Trip or any of its Affiliates or interfere in any way with the right of Field Trip or any of its Affiliates to terminate an Optionee’s employment, engagement or service at any time. Nothing in this Plan may be construed to provide any Optionee with any rights whatsoever to compensation or damages in lieu of notice or continued participation in, or entitlements under, the Plan as a consequence of an Optionee’s termination of employment or service (regardless of the reason for the termination and the party causing the termination, including a termination without Cause). The Plan does not give any Optionee any right to claim any benefit or compensation except to the extent specifically provided in the Plan. Participation in the Plan by an Option shall be voluntary.

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11.3	Other Employee Benefits.

The amount of any compensation received or deemed to be received by an Optionee as a result of his or her participation in the Plan will not constitute compensation, earnings or wages with respect to which any other employee benefits of that Optionee are determined, including, without limitation, benefits under any bonus, pension, profit-sharing, insurance, termination, severance or salary continuation plan or any other employee benefit plans, nor under any applicable employment standards or other legislation, except as otherwise specifically determined by the Board.

11.4	Amendment.

The Board may amend or suspend any provision of the Plan or any Option or Option Agreement, or terminate this Plan, at any time without approval of security holders, subject to those provisions of applicable law and the rules, regulations and policies of the Exchange, if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary. However, except as expressly set forth herein, including in Section 11.7 and Section 11.11(b), or as required pursuant to applicable law, no action of the Board or security holders may materially adversely alter or impair the rights of an Optionee under any Option previously granted to the Optionee without the consent of the affected Optionee.

(a)	Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Option without seeking security holder approval:

(i)	amendments of a “housekeeping” or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan or any Option or to correct or supplement any provision of this Plan or any Option that is inconsistent with any other provision of this Plan or any Option;

(ii)	amendments necessary to comply with the provisions of applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed;

(iii)	amendments necessary for Options to qualify for favourable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of this Plan or any Option;

(v)	amendments to include or modify a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the Plan maximum;

(vi)	amendments to the termination or early termination provisions of this Plan or any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of the Option; and

(vii)	amendments necessary to suspend or terminate this Plan.

(b)	Security holder approval will be required for the following types of amendments:

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(i)	any amendment to increase the maximum number of Common Shares issuable under this Plan, other than pursuant to Section 10.1;

(ii)	any amendment which reduces the Option Price of an Option or that would be treated as a “repricing” under the then-applicable rules, regulations or listing requirements adopted by the exchange(s) on which the Common Shares are then listed, in each case, other than pursuant to Sections 10.1;

(iii)	any amendment extending the term of an Option beyond the original expiry date, except as provided in Section 7.1;

(iv)	any amendment which deletes or reduces the range of amendments which require approval by the security holders of Field Trip under this Section 11.4;

(v)	any amendment which would allow for the transfer or assignment of Options under this Plan, other than for normal estate settlement purposes; and

(vi)	amendments required to be approved by security holders under applicable law or the rules, regulations and policies of any stock exchange on which the Common Shares are listed.

11.5	No Undertaking or Representation; No Constraint on Corporate Action.

Each Optionee, by participating in the Plan and upon executing an Option Agreement, shall be deemed to have accepted all risks associated with acquiring Optioned Shares pursuant to the Plan. Field Trip hereby informs each Optionee that the Options and the Optioned Shares are subject to, and may be required to be held indefinitely under, applicable securities laws. Field Trip, its Affiliates and the Board make no undertaking, representation, warranty or guarantee as to the future value or price, or as to the listing on any stock exchange or other market, of any Common Shares issued in accordance with the provisions of the Plan, and shall not be liable to any Optionee for any loss whatsoever resulting from that Optionee’s participation in the Plan or as a result of the amendment, suspension or termination of the Plan or any Option.

Nothing herein shall be construed to (i) limit, impair or otherwise affect Field Trip’s right or power to make adjustments, reclassifications, reorganizations or changes of or to its capital or business structure or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets; or (ii) limit the right or power of Field Trip to take any action that it deems to be necessary or appropriate.

11.6	Applicable Law.

This Plan and the provisions hereof shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

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11.7	Compliance with Applicable Law.

If any provision of the Plan or any Option contravenes any law or any order, policy, by-law, rule or regulation of any regulatory body or stock exchange having jurisdiction or authority over the securities of Field Trip or its Affiliates or the Plan, then such provision may in the sole discretion of the Board be amended to the extent considered necessary or desirable to bring such provision into compliance therewith, and appropriate consideration shall be paid by Field Trip to the extent that an Optionee is adversely affected by such amendment.

11.8	Unfunded Plan.

This Plan is unfunded. To the extent any individual holds any rights under the Plan, such rights (unless otherwise determined by the Board) are no greater than the rights of a general unsecured creditor of Field Trip. The Plan is not subject to the U.S. Employee Retirement Income Security Act of 1974, as amended.

11.9	Priority of Agreements.

In the event of any inconsistency or conflict between the provisions of the Plan and any Option Agreement, the provisions of the Plan shall prevail. Unless otherwise provided herein, in the event of any inconsistency or conflict between the provisions of the Plan or any Option Agreement, on the one hand, and an Optionee’s employment or service agreement with Field Trip or its Affiliate, on the other hand, the provisions of the employment or service agreement shall prevail.

11.10	Successors and Assigns.

The Plan shall be binding on all successors and assigns of Field Trip and each Optionee, including without limitation, the legal representative of an Optionee, or any receiver or trustee in bankruptcy or representative of the creditors of Field Trip or an Optionee.

11.11	Tax Consequences.

(a)    It is the responsibility of the Optionee to complete and file any tax returns which may be required under any applicable tax laws within the periods specified in those laws as a result of the Optionee’s participation in the Plan. Field Trip shall not be held responsible for any tax consequences to the Optionee as a result of the Optionee’s participation in the Plan. Notwithstanding any other provision of this Plan, an Optionee shall be solely responsible for all Applicable Withholding Taxes resulting from his or her receipt of Common Shares or other property pursuant to this Plan. The exercise of each Option granted under the Plan is subject to the condition that if at any time Field Trip determines, in its discretion, that the satisfaction of any Applicable Withholding Taxes is required under applicable law in respect of such exercise, such exercise is not effective unless such withholding has been affected to the satisfaction of Field Trip. In such circumstances, Field Trip may require an Optionee to: (i) pay to Field Trip sufficient cash as is reasonably determined by Field Trip to be the amount necessary to permit the required tax remittance to the relevant taxing authority; or (ii) make other arrangements acceptable to Field Trip to fund the Applicable Withholding Taxes.

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(b)    Each Option granted to or held while a U.S. Taxpayer is intended to be exempt from Code Section 409A, and this Plan and all Option Agreements entered into with U.S. Taxpayers hereunder shall be construed and interpreted consistent with such intent, and any provisions that cannot be so construed or interpreted shall be disregarded. Notwithstanding the foregoing, to the extent that any Option granted to a U.S. Taxpayer is determined to constitute “nonqualified deferred compensation” within the meaning of Code Section 409A, such Option will be subject to such additional rules and requirements as specified by the Board from time to time in order to comply with Code Section 409A. If any provision of the Plan contravenes Code Section 409A or could cause the U.S. Taxpayer to incur any tax, interest or penalties under Code Section 409A, the Board may, in its sole discretion and without the U.S. Taxpayer’s consent, modify such provision to: (i) comply with, or avoid being subject to, Code Section 409A, or to avoid the incurrence of taxes, interest and penalties under Code Section 409A; and/or (ii) maintain, to the maximum extent practicable, the original intent and economic benefit to the U.S. Taxpayer of the applicable provision without materially increasing the cost to Field Trip or contravening Code Section 409A. However, Field Trip will have no obligation to modify the Plan or any Option and does not guarantee that Options will not be subject to taxes, interest and penalties under Code Section 409A, and neither Field Trip nor any of its Affiliates shall be liable for any taxes, penalties or interest that may be imposed on an Optionee under Section 409A or for any damages for failing to comply with or be exempt from Code Section 409A. A Non-Qualified Stock Option shall not be granted to a U.S. Taxpayer unless the Common Shares constitute “service recipient stock” with respect to such U.S. Taxpayer within the meaning of Code Section 409A. In the case of an Option subject to Code Section 409A, all payments to be made upon (or on a timeline determined by reference to) a U.S. Taxpayer’s termination date shall only be made upon a “separation from service” as defined under Code Section 409A, and “termination,” “termination of employment” and like terms will be construed accordingly. If on the date of the U.S. Taxpayer’s separation from service Field Trip’s Common Shares (or stock of any other company that is required to be aggregated with Field Trip in accordance with the requirements of Code Section 409A) is publicly traded on an established securities market or otherwise and the U.S. Taxpayer is a “specified employee” for purposes of Code Section 409A, then the benefits payable to the U.S. Taxpayer under the Plan due to the U.S. Taxpayer’s separation from service shall be postponed until the earlier of the originally scheduled payment date and six months following the U.S. Taxpayer’s separation from service. Any postponed amount shall be paid to the U.S. Taxpayer in a lump sum within 30 days after the earlier of the originally scheduled payment date and the date that is six months following the U.S. Taxpayer’s separation from service. If the U.S. Taxpayer dies during such six-month period and prior to the payment of the postponed amounts hereunder, the amounts delayed on account of Code Section 409A shall be paid to the U.S. Taxpayer’s estate within 60 days following the U.S. Taxpayer’s death.

(c)    The Company and the Board make no guarantees regarding, and shall have no liability to any person in connection with, the tax treatment of any Options or Common Shares or payments in respect thereof, including their taxation, qualification or exemption from Section 409A, 457A, 422, 424 and/or 4999 of the Code, and neither of them has any obligation to take action to prevent the assessment of tax thereunder or otherwise.

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11.12	Severability.

If any provision of this Plan shall be determined by any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Plan and the remaining provisions shall continue in full force and effect.

11.13	Effective Date.

This Plan is effective as of June 7, 2021.

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